# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EVOLUS, INC., CIK 0001570562
CUSIP: 30052C107
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 520 NEWPORT CENTER DRIVE, SUITE 1200, NEWPORT BEACH, California (CA), 92660
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001472322

## Reporting persons
- Nantahala Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 3,751,343; sole dispositive power 0; shared dispositive power 3,751,343; aggregate amount beneficially owned 3,751,343 (5.9% of the class)
- Wilmot B. Harkey: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,751,343; sole dispositive power 0; shared dispositive power 3,751,343; aggregate amount beneficially owned 3,751,343 (5.9% of the class)
- Daniel Mack: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,751,343; sole dispositive power 0; shared dispositive power 3,751,343; aggregate amount beneficially owned 3,751,343 (5.9% of the class)

## Item 1. Issuer
Name of issuer: EVOLUS, INC.
Address of issuer's principal executive offices: 520 NEWPORT CENTER DRIVE SUITE 1200 NEWPORT BEACH, CALIFORNIA, 92660

## Item 2. Person Filing
Name of person filing:
(1) Nantahala Capital Management, LLC ("Nantahala")
(2) Wilmot B. Harkey
(3) Daniel Mack (together the "Reporting Persons")
Address of principal business office or, if none, residence: 130 Main St. 2nd Floor, New Canaan, Connecticut 06840
Citizenship:
(1) Nantahala is a Massachusetts limited liability company.
(2) Each of Messrs. Harkey and Mack is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of March 31, 2025, Nantahala may be deemed to be the beneficial owner of 3,751,343 Shares held by funds and separately managed accounts under its control, and as the managing members of Nantahala, each of Messrs. Harkey and Mack may be deemed to be a beneficial owner of those Shares.
Percent of class:
As of March 31, 2025, each of the Reporting Persons may be deemed to be the beneficial owner of the following percentage of the total number of Shares outstanding:
(1) Nantahala Capital Management, LLC ("Nantahala") : 5.90%
(2) Wilmot B. Harkey: 5.90%
(3) Daniel Mack: 5.90%
Sole power to vote or to direct the vote:
(1) Nantahala Capital Management, LLC ("Nantahala") : 0 Shares.
(2) Wilmot B. Harkey: 0 Shares.
(3) Daniel Mack: 0 Shares.
Shared power to vote or to direct the vote:
(1) Nantahala Capital Management, LLC ("Nantahala") : 3,751,343 Shares.
(2) Wilmot B. Harkey: 3,751,343 Shares.
(3) Daniel Mack: 3,751,343 Shares.
Sole power to dispose or to direct the disposition:
(1) Nantahala Capital Management, LLC ("Nantahala") : 0 Shares.
(2) Wilmot B. Harkey: 0 Shares.
(3) Daniel Mack: 0 Shares.
Shared power to dispose or to direct the disposition:
(1) Nantahala Capital Management, LLC ("Nantahala") : 3,751,343 Shares.
(2) Wilmot B. Harkey: 3,751,343 Shares.
(3) Daniel Mack: 3,751,343 Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Each of Messrs. Harkey and Mack is filing this Schedule 13G as a control person in respect of shares beneficially owned by Nantahala, an investment adviser as described in ss. 240.13d-1(b)(1)(ii)(E). See Item 4(a).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Nantahala Capital Management, LLC: /s/ Taki Vasilakis, Taki Vasilakis / Chief Compliance Officer (05/15/2025)
- Wilmot B. Harkey: /s/ Wilmot B. Harkey, Wilmot B. Harkey (05/15/2025)
- Daniel Mack: /s/ Daniel Mack, Daniel Mack (05/15/2025)